Exhibit 99.2

Hydrogenics Corporation
Third Quarter 2005 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation
Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and nine months ended September 30, 2005 and updates our MD&A for fiscal 2004. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2004. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Hydrogenics”, “Corporation”, “our”, “us” and “we” refers to Hydrogenics Corporation, and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated November 4, 2005 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Acquisition of Stuart Energy Systems Corporation
On November 10, 2004, we announced that we entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation (“Stuart Energy”) at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, our offer to acquire Stuart Energy was completed and resulted in us acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, we acquired the remaining shares of Stuart Energy and it then became our wholly owned subsidiary. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,103 of our common shares issued at a value based on the average market prices of our common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
The acquisition of Stuart Energy represented a milestone in the execution of our strategic plan as we have reduced our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen stations and fuel cell test stations. We now have greater revenue diversity. The combined company has an expanded roster of blue-chip partners and customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Chevron, Ford, GM, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities. We now have an ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels which has provided us with a competitive advantage against competitors that do not enjoy such scale.
Our combined and complementary product portfolio allows us to offer turn-key hydrogen applications and hydrogen fueling solutions to customers. For example, we can offer bundled solutions for fuel cell powered forklifts and hydrogen refueling infrastructure. Our combined technology portfolio includes expertise in PEM fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards and fuel cell test stands, as well as access to hydrogen internal combustion engine technology.
A significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration has provided significant cost synergies through rationalization of staff, facilities, infrastructure and public company costs. We have realized annualized cost savings for the combined organization as a result of the acquisition in excess of $10.0 million.
Forward-looking Statements and Risk Factors
This MD&A contains forward-looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees, but involves known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may

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affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by law. Readers are expected to review the section in our 2004 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect our future performance.
Financial Overview
Our revenues for the three and nine months ended September 30, 2005 were $10.5 million and $28.1 million, respectively, compared to $3.5 million and $11.2 million for the same respective periods in 2004. These increases in revenue are primarily attributed to the acquisition of Stuart Energy completed in the first quarter of 2005, as well as organic revenue growth of 13% for the nine months ended September 30, 2005.
Our net loss for the three months ended September 30, 2005 was $7.5 million, or ($0.08) per share, compared to a net loss of $7.3 million, or ($0.11) per share, for the same period in 2004. The higher net loss primarily reflects increased revenues of $7.0 million and decreased research and development expenditures of $0.6 million offset by lower gross margins of 3%, and $2.5 million of increased selling, general and administrative (SG&A) costs. These changes are primarily a result of the Stuart Energy acquisition during the three months ended March 31, 2005 as well as $1.0 million of severance costs included in SG&A.
Our net loss for the nine months ended September 30, 2005 was $28.2 million, or ($0.31) per share, compared to a net loss of $23.2 million, or ($0.37) per share, for the same period in 2004. The higher net loss reflects a $7.4 million increase in SG&A and $1.1 million of integration costs related to the acquisition of Stuart Energy. Included in SG&A is $1.6 million of severance costs related to employee terminations not associated with the Stuart Energy acquisition.
Cash used in operations and capital expenditures for the three months ended September 30, 2005 was $6.8 million compared to $2.5 million for the same period in 2004. This increase is primarily attributed to decreased cash outflows from operations excluding working capital movements, of $0.2 million, offset by an increase in working capital requirements of $4.5 million during the quarter.
Cash used in operations and capital expenditures for the nine months ended September 30, 2005 was $24.5 million compared to $13.8 million for the same period in 2004. This increase is attributed to increased cash outflows from operations excluding working capital movements, of $4.3 million and additional working capital requirements of $8.2 million, offset by a decrease of $1.8 million in capital expenditures.
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2004 annual consolidated financial statements. These policies did not change in the three and nine months ended September 30, 2005 and such policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results many vary significantly from these estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the three and nine months ended September 30, 2005 are unchanged from those disclosed in our 2004 Annual Financial Statements, except that they include the adoption of The Canadian Institute of Chartered Accountants (“CICA”) pronouncement contained in Section 3855 surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. Adoption of this accounting policy did not impact our financial position, results of operations or cash flows.

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Hydrogenics Corporation
Reportable Operating Segments
We reorganized our operating structure during the third quarter of 2005 to better focus resources, manage future growth and improve our performance. The Corporation’s business units now comprise: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.
OnSite Generation includes the design, development, manufacture, and sale of integrated solutions for distributed hydrogen infrastructure requirements. Power Systems includes the design, development, manufacture, and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Test Systems includes the manufacturing and sale of test equipment, upgrades to test equipment and the in-house testing of customer supplied components. Corporate & Other activities include the corporate services such as corporate financial reporting, insurance, treasury and other administrative functions. Previously, Power Systems and OnSite Generation were reported together in the Power and Generation segment. There were no changes to the Test Systems segment as previously reported.
Results of Operations
Revenues for the three and nine months ended September 30, 2005 were $10.5 million and $28.1 million, respectively representing an increase of $7.0 million, or 200% over the three months ended September 30, 2004, and an increase of $17.0 million, or 152% over the nine month period ended September 30, 2004. The increase in revenues for the three and nine months ended September 30, 2005 primarily reflects an increase in OnSite Generation revenues emanating from the acquisition of Stuart Energy as well as 23% and 15% organic growth in OnSite Generation revenues for the three and nine month periods ended September 30, 2005. We have also experienced an increase in revenue from Test Systems, offset by a decrease in revenues from Power Systems revenues due to the completion of an engineering services contract for General Motors in 2004.
The following table provides a breakdown of our revenues for the reported periods:

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

OnSite Generation	$6,571	$717	$17,083	$989
Power Systems	649	1,064	2,705	3,763
Test Systems	3,317	1,728	8,346	6,410

	$10,537	$3,509	$28,134	$11,162

•	OnSite Generation revenues for the three and nine months ended September 30, 2005 were driven by the acquisition of Stuart Energy completed in the first quarter of 2005 and organic growth of 23% and 15% respectively for the three and nine month periods ended September 30, 2005. This organic growth is primarily attributable to growth in industrial hydrogen markets. Revenues for the three months ended September 30, 2005 in North America were led by Chevron Corporation “Chevron”. Revenues for the three months ended September 30, 2005 outside of North America were led by sale of electrolyzer products to a variety of industrial market customers. At September 30, 2005, we had $8.3 million of confirmed orders for OnSite Generation products and services, a significant portion of which are anticipated to be delivered and recognized in revenue in 2005.

•	Power Systems revenues for the three and nine months ended September 30, 2005 decreased primarily as a result of the completion of an engineering services contract for General Motors in 2004, which generated $0.3 million and $1.8 million of revenues respectively in the three and nine months ended September 30, 2004. No revenues were generated from this contract during the three and nine months ended September 30, 2005. Excluding the impact of the completion of the engineering services contract for General Motors in 2004, Power Systems revenues decreased $0.1 million or 17% during the three months ended September

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30, 2005 and increased $0.8 million, or 41% for the nine months ended September 30, 2005. The decrease in revenues as compared to the three months ended September 30, 2004 is primarily the result of timing of receipt and shipment of orders. The increase in revenues for the nine months ended September 30, 2005 is primarily the result of organic growth by applying of our sales and product strategy of focusing on early adopting markets where we are currently cost competitive with incumbent technologies with a diverse customer base. As we continue to become more cost competitive, we plan to sell into additional early adopting markets where we anticipate being cost competitive with incumbent technologies in those markets. As at September 30, 2005, we had $1.9 million of confirmed orders for Power Systems, a significant portion of which are anticipated to be delivered and recognized in revenue in 2005.

•	Test Systems revenues for the three months ended September 30, 2005 was $2.6 million ($1.4 million in 2004) of product revenues and $0.7 million ($0.3 million in 2004) of service revenues. Test Systems revenues for the nine months ended September 30, 2005 were $6.7 million ($5.4 million in 2004) of product revenues and $1.7 million ($1.0 million in 2004) of test services revenues. While we are experiencing a recovery in product revenues for both the three and nine month periods ended September 30, 2005, as compared with the three and nine months ended September 30, 2004, we believe that there continues to be an overall stabilizing of capital expenditures in the fuel cell industry. As at September 30, 2005, we had $4.1 million of confirmed orders for Test Systems, the majority of which is anticipated to be delivered and recognized in revenue in 2005.
Cost of revenues for the three months ended September 30, 2005 was $9.0 million, an increase of $6.1 million from the third quarter of 2004. Expressed as a percentage of revenues, cost of revenues was 85% in the third quarter of 2005 compared to 83% for the same period in 2004. This increase can be attributed to a higher proportion of Onsite Generation revenues which have historically generated a higher cost of revenues, partially offset by increased Power Systems cost of revenues. For the nine months ended September 30, 2005, cost of revenues was $24.5 million, an increase of $16.2 million from the nine months ended September 30, 2004. Expressed as a percentage of revenues, cost of revenues was 87% in 2005 compared to 74% for the same period in 2004. This increase is largely attributed to a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy. Prior to reflecting this adjustment, cost of revenues for the nine months ended September 30, 2005 was 82% compared to 74% in the corresponding period of 2004. Our cost of revenues was also adversely impacted by a higher percentage of OnSite Generation revenues which have historically generated higher cost of revenues. Additional cost of revenues commentary regarding each business unit is provided as follows:
•	OnSite Generation cost of revenues for the three and nine months ended September 30, 2005 was $5.5 million and $15.5 million respectively. Expressed as a percentage of revenues, cost of revenues was 84% and 91% for the three and nine month periods ended September 30, 2005 compared to 77% and 84% for the corresponding periods in 2004. The percentage increase for the three months ended September 30, 2005 is attributed to higher overhead costs and the integration of Stuart Energy. The percentage increase for the nine months ended September 30, 2005 can largely be attributed to a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and previously noted factors. Prior to reflecting the acquisition of Stuart Energy, our cost of revenues for the nine months ended September 30, 2005 was 83% compared to 84% in the corresponding period of 2004.

•	Power Systems cost of revenues for the three and nine months ended September 30, 2005 was $0.4 million and $1.7 million respectively. Expressed as a percentage of revenues, cost of revenues was 55% and 64% for the three and nine month periods ended September 30, 2005 compared to 80% and 78% for the corresponding periods in 2004. These decreases are the result of completing the General Motors engineering services contract in 2004 and increased margins from initiatives to increase product efficiency and decrease costs.

•	Test Systems cost of revenues for the three and nine months ended September 30, 2005 was $3.1 million and $7.2 million respectively. Expressed as a percentage of revenues, cost of revenues was 93% and 86% for the three and nine month periods ended September 30, 2005 compared to 80% and 78% for the

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Hydrogenics Corporation
corresponding periods in 2004. These increases are primarily the result of the use of older higher cost inventory for product deliveries as well as competitive pricing pressures and stabilization of capital expenditure levels in the fuel cell industry. Going forward, we are working to reduce the cost of revenues as a relative percentage of revenue by decreasing fixed overhead, undertaking initiatives to standardize products as well as reduce product cost through design and supply chain improvements.
Selling, general and administrative expenses were $6.1 million for the three months ended September 30, 2005, an increase of $2.5 million, or 69% from the third quarter of 2004. For the nine months ended September 30, 2005, SG&A expenses were $17.5 million, an increase of $7.4 million, or 73% compared to the same period of 2004. The increased amount in expenses for 2005 reflects the acquisition of Stuart Energy and various cost rationalization efforts. Included in SG&A expense for the nine months ended September 30, 2005 is $1.6 million of severance and other costs, $1.0 million of which were incurred during the three months ended September 30, 2005.
Employee stock-based compensation expense was $0.8 million for the three months ended September 30, 2005, an increase of $0.4 million from the third quarter of 2004. For the nine-month period ended September 30, 2005, employee stock-based compensation expense was $1.8 million, an increase of $0.7 million compared to the same period of 2004. These increases are primarily the result of an increase in the number of options granted to a larger work force during the three and nine-month periods ended September 30, 2005.
Research and product development expenses for the three months ended September 30, 2005 were $0.9 million, a decrease of $0.6 million or 39% from the third quarter of 2004. For the nine months ended September 30, 2005, research and product development expenses were $5.9 million, a decrease of 12% compared to $6.7 million during the same period of 2004. These decreases are primarily the result of streamlining and harmonizing our research and product development efforts following the Stuart Energy acquisition. We expect research and product development expenditures will increase going forward to support the development and commercialization of fuel cell powered products for back-up power and light mobility applications
Depreciation of property, plant and equipment was $0.4 million for the three months ended September 30, 2005, down from $0.6 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005, depreciation of property, plant and equipment was $1.1 million, down from $1.8 million during the nine months ended September 30, 2004. As compared with 2004, the average age of our assets increased, resulting in reduced depreciation charges in the three and nine months ended September 30, 2005.
Amortization of intangible assets was $2.1 million for the three months ended September 30, 2005 and $6.3 million for the nine months ended September 30, 2005, consistent with comparable periods of 2004.
Integration costs were $0.1 million for the three months ended September 30, 2005 and $1.1 million for the nine month period then ended. These costs were attributable to termination benefits and other expenses associated with the acquisition of Stuart Energy. There were no such costs incurred in 2004.
Provincial capital tax expense during the three and nine month periods ended September 30, 2005 and 2004 are primarily related to adjustments made to our estimates of provincial capital taxes payable and are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes.
Interest, net was $0.7 million for the three months ended September 30, 2005 and $1.8 million for the nine month period then ended, an increase of $0.4 million over the three months ended September 30, 2004 and $1.2 million for the nine month period ended September 30, 2004. The increase over the three-month period ended September 30, 2004 is primarily the result of acquiring Stuart Energy’s cash and cash equivalents and short-term investments in the three months ended March 31, 2005 coupled with higher yields on underlying investments. The increase over the nine month period ended September 30, 2005 is primarily the result of increased short-term investments on hand as a result of the equity offering in February 2004 and acquiring Stuart Energy’s cash and short-term investments in the first quarter of 2005 coupled with higher yields on underlying investments.
Foreign currency gains (losses) for the three months ended September 30, 2005 were $0.6 million compared to

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Hydrogenics Corporation
$0.2 million in the same period of 2004. For the nine months ended September 30, 2005, foreign currency gains were $0.3 million compared to losses of $0.5 million in the corresponding period in 2004.
Income tax expense for the three and nine months ended September 30, 2005 was $0.1 million, consistent with the amounts incurred during the three and nine months ended September 30, 2004.
Net loss for the three months ended September 30, 2005 was $7.5 million compared to $7.3 million in the three months ended September 30, 2004. The net loss for the three months ended September 30, 2005 was incurred as follows: OnSite Generation $1.7 million; Power Systems $1.7 million; Test Systems $1.1 million; and the balance attributable to Corporate & Other. Additional net loss commentary for the three months ended September 30 regarding each business unit is provided as follows:
•	OnSite Generation incurred a net loss of $1.7 million for the three months ended September 30, 2005 compared to a net loss of $0.9 million for the three months ended September 30, 2004. This increase relates to the acquisition of Stuart Energy in the first quarter of 2005 including the increased operating costs associated with this acquisition. We have decreased our operating costs substantially since the time of the acquisition and anticipate maintaining these reduced cost levels.

•	Power Systems incurred a net loss for the three months ended September 30, 2005 of $1.7 million compared to $1.0 million for the three months ended September 30, 2004. The higher net loss is primarily related to increased gross profit and decreased research and product development costs offset by decreased revenue as a result of the cancellation of the GM engineering services contract in 2004.

•	Test Systems incurred a net loss for the three months ended September 30, 2005 of $1.1 million compared to $2.7 million for the three months ended September 30, 2004. This decrease is related to increased revenues and associated gross profit as well as decreased amortization of intangible assets.

•	Corporate & Other costs were $3.0 million for the three months ended September 30, 2005 compared to $2.7 million for the three months ended September 30, 2004. These increased costs primarily relate to timing of expenses as compared with the comparable period of the previous year.
For the nine months ended September 30, 2005, net loss was $28.2 million compared to $23.2 million for the comparable period in 2004. Net loss for the nine months ended September 30, 2005 was incurred as follows: OnSite Generation $8.8 million; Power Systems $8.3 million; Test Systems $2.7 million; and the balance attributable to Corporate & Other. Further net loss commentary for the nine months ended September 30 regarding each business unit is provided as follows:
•	OnSite Generation incurred a net loss of $9.0 million for the nine months ended September 30, 2005 compared to $1.4 million in the comparable period of 2004 attributable to the acquisition of Stuart Energy in the first quarter of 2005. As noted earlier, this increase is primarily related to the Stuart Energy acquisition. Throughout the year we have made efforts to decrease operating costs and will continue to make such efforts.

•	Power Systems incurred a net loss for the nine months ended September 30, 2005 of $8.3 million compared to $5.9 million in the nine months ended September 30, 2004 attributable to increased gross profit and decreased research and product development costs offset by decreased revenues noted above.

•	Test Systems incurred a net loss for the nine months ended September 30, 2005 of $2.7 million compared to $7.5 million in the comparable period of 2004 attributable to increased revenue, decreased selling, general and administrative expenses, decreased research and product development expenditures and decreased depreciation and amortization expense.

•	Corporate & Other costs were $8.5 million for the nine months ended September 30, 2005, comparable to the nine months ended September 30, 2004.
Net loss per share for the three and nine months ended September 30, 2005 was $0.08 and $0.31, respectively,

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Hydrogenics Corporation
compared to $0.11 and $0.37 for the three and nine months ended September 30, 2004. These decreases are predominantly the result of an increase in the weighted average number of shares outstanding for 2005. Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.
Weighted average number of shares outstanding during the three and nine months ended September 30, 2005 was 91,678,279 and 91,073,959 (three months ended September 30, 2004, 64,609,988; nine months ended September 30, 2004 — 63,181,581). The number of common shares outstanding at September 30, 2005 was 91,679,670 (September 30, 2004 — 64,613,849). The increase in the number of common shares outstanding was primarily attributable to the 26,999,103 shares issued on the acquisition of Stuart Energy. Stock options outstanding at September 30, 2005 were 6,440,370 (September 30, 2004 - 3,950,454) of which 4,192,157 were exercisable (September 30, 2004 — 2,245,612). There were 2,470,436 share purchase warrants outstanding (September 30, 2004 — 2,470,436) of which 2,470,436 have been released from escrow (September 30, 2004 -1,791,069).
Financial Condition, Liquidity and Capital Resources
Cash and cash equivalents and short-term investments were $90.9 million as at September 30, 2005, an increase of $1.8 million from December 31, 2004. This increase is attributable to $26.6 million of cash and short-term investments acquired on the acquisition of Stuart Energy which were partially offset by net losses (excluding non cash items) of $18.3 million, non-cash working capital requirements of $5.9 million and investing outflows of $0.6 million excluding movements in short-term investments.
Cash and cash equivalents and short-term investments used in operating activities during the three and nine months ended September 30, 2005 were $6.8 million and $24.2 million respectively. Cash and cash equivalents and short-term investments used in operating activities during the three and nine months ended September 30, 2004 were $2.5 million and $11.7 million, respectively. These increases are primarily related to increased losses from operations combined with increased working capital requirements to support a larger combined business as a result of the Stuart Energy acquisition.
Cash and cash equivalents used in investing activities during the three and nine months ended September 30, 2005 were nil and $0.7 million, respectively. This compares to movements of cash and cash equivalents and short-term investments from investing activities during the three and nine months ended September 30, 2004 of positive $0.1 million and negative $2.0 million, respectively. The decrease for the nine-months ended September 30, 2005 was primarily the result of decreased capital expenditures compared to the corresponding period in 2004.
We anticipate using our funds to develop and commercialize products primarily for near term power and hydrogen generation applications, based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future.
During the three and nine months ended September 30, 2005, the net changes in non cash assets and liabilities were $5.9 million and $2.9 million respectively, compared to increases of $1.6 million and $2.3 million for the three and nine months ended September 30, 2004. These changes are primarily the result of the increased non-cash working capital associated with a larger organization and payment of liabilities acquired upon the acquisition of Stuart Energy throughout the year.
Credit Facilities
We have $11.5 million in lines of credit available to us for operating purposes and for letters of credit. Letters of credit aggregating $3.5 million were issued against these lines of credit at September 30, 2005. These letters of credit have various expiry dates extending through to November 2008. We are in compliance with our debt covenants.

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Contingent Off-Balance Sheet Arrangements and Contractual Obligations
We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we are currently eligible to receive up to $11.0 million (December 31, 2004 — $5.5 million) toward agreed upon research and development project costs. The utilized amount of the advances as at September 30, 2005 was $10.7 million (December 31, 2004 — $5.0 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.3 million in revenues from these technologies has been recognized and a repayable amount of $8,000 has been reflected in our accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
There has been no change to our contractual obligations, which are outlined in our MD&A contained in our 2004 Annual Report.
Outlook
We anticipate continuing to benefit from a series of broad trends including: (i) high oil and natural gas prices: (ii), an increasing number of governments worldwide enacting legislation to accelerate the hydrogen economy; (iii) increased awareness of the adverse impact of fossil fuels on our environment; and (iv) the need for industrialized economies to access alternative fuels to reduce their dependency on fossil fuels. We anticipate these trends will continue and accelerate, further driving our value proposition. We expect that our gross margins will continue to be lower than in previous years for the foreseeable future due to a larger percentage of revenues emanating from the Onsite Generation segment. We believe that competitive pricing pressures being experienced in the Test Systems segment are now stabilizing and therefore gross margins are not expected to decrease significantly in the near term. We continue to align our SG&A costs with market opportunities. We expect that research and product development costs will trend upwards in the future to support product development initiatives, primarily in the Power Products segment.
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

Expressed in
thousands of	Quarter ended
dollars, except per	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
share amounts	2005	2005	2005	2004	2004	2004	2004	2003

Revenues	$10,537	$6,293	$11,304	$5,494	$3,509	$3,578	$4,075	$5,882
Net Loss	(7,517)	(9,499)	(11,222)	(10,338)	(7,269)	(8,481)	(7,451)	(7,260)
Net Loss Per Share	(0.08)	(0.10)	(0.13)	(0.16)	(0.11)	(0.13)	(0.12)	(0.14)
Weighted Average Common Shares Outstanding	91,678	91,675	89,848	64,619	64,610	64,579	60,340	52,993

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